

January 16, 2015

Via E-mail
Edward E. Cohen
Chief Executive Officer
Atlas Energy Group, LLC
Park Place Corporate Center One
1000 Commerce Drive
Suite 400
Pittsburgh, PA 15275

Re: **Atlas Energy Group, LLC**
Amendment No. 2 to Registration Statement on Form 10
Filed January 7, 2015
File No. 001-36725

Dear Mr. Cohen:

We have reviewed your response letter dated January 7, 2015 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10 Filed January 7, 2015

Estimated Initial Cash Available for Distribution, page 79

1.   In your response number 2, you indicate that you borrow under your "credit facility" in order to make a distribution during a particular quarter. On page 80, you indicate that you may utilize "working capital borrowings." It is not clear to the staff that a revolving credit facility constitutes working capital borrowings. Please advise or revise.

Closing Comments

      You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Michael Fay, Staff Accountant, at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director

cc: Mr. David K. Lam